

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Josh Bayliss
Chief Executive Officer
Virgin Group Acquisition Corp. II
65 Bleecker Street
6th Floor
New York, NY 10012

>   **Re: Virgin Group Acquisition Corp. II**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed March 11, 2022**
>   **File No. 333-262200**

Dear Mr. Bayliss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on March 11, 2022

Interests of VGAC II's Directors and Executive Officers in the Business Combination, page 14

1. Please revise the fourth bullet to provide the information included in your response to comment 11. In particular, please explain why you are unable to quantify the sponsor's "positive rate of return" on their investment.

2. We note your response to comment 12. Please revise the eleventh bullet to disclose the implied and current market value of the Sponsor Earnout Shares.

Risk Factors, page 30

3.   We note your response to comment 14. Please include a risk factor explaining how the process for acquiring Grove differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

Our Purpose, page 225

4.   We note your response to comment 24. Please tell us whether updated graphic information on greenhouse emissions and plastic packaging volume is available for 2021.

Value Proposition to Partners, page 233

5.   We note your response to comment 25 and your revised disclosure. In particular, we note your statement that revenue from the Target channel is an immaterial percentage of total revenue for any quarterly or annual period since the relationship with Target commenced in April 2021 and, as such, none of your contracts with Target are material. Please provide us with your assessment of the materiality of your Target relationship in qualitative terms. In this regard, we note your disclosures on page 234 and throughout the prospectus that "the future of CPG purchasing is omnichannel" and that you "kicked off [y]our expansion into brick-and-mortar retail in April 2021 . . . in a nationwide partnership both in store and on Target.com." We also note your disclosure on page 248 that "[o]ur products are in all Target stores across the United States, in over 1,900 retail doors. . . . We believe our retail strategy will generate additional brand awareness and drive significant household penetration by introducing tens of millions of consumers to Grove Co. and our suite of Grove Brands."

    You may contact Patrick Kuhn at (202) 551-3308 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services